UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1

OBSIDIAN ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

674482104
(CUSIP Number)

Kernwood Limited
Suite 605
79 Wellington Street West
Toronto, ON M5K 1K7
(416) 423-3251

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674482104	13D	Page 1 of 11

1			NAMES OF REPORTING PERSONS Edward J. Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	10,025,500
	8	SHARED VOTING POWER	23,538,375
	9	SOLE DISPOSITIVE POWER	10,025,500
	10	SHARED DISPOSITIVE POWER	23,538,375
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,563,875
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 2 of 11

1			NAMES OF REPORTING PERSONS Kernwood Limited
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	18,956,700
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	18,956,700
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,956,700
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14			TYPE OF REPORTING PERSON CO

CUSIP No. 674482104	13D	Page 3 of 11

1			NAMES OF REPORTING PERSONS Principia Research Inc.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	71,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	71,500
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,500
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14			TYPE OF REPORTING PERSON CO

CUSIP No. 674482104	13D	Page 4 of 11

1			NAMES OF REPORTING PERSONS Edward H. Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	282,975
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	282,975
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,975
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 5 of 11

1			NAMES OF REPORTING PERSONS Alice Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,750,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,750,500
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,500
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 6 of 11

1			NAMES OF REPORTING PERSONS Elizabeth Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,548,200
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,548,200
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,200
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 7 of 11

1			NAMES OF REPORTING PERSONS Jennifer Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POW`ER	32,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	32,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,000
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 8 of 11

This Amendment No. 1 to Schedule 13D (this “Statement”) is being filed on behalf of Kernwood Limited, an Ontario corporation (“Kernwood”), Principia Research Inc., an Ontario corporation (“Principia”), Edward J. Kernaghan, Edward H. Kernaghan, Alice Kernaghan, Elizabeth Kernaghan and Jennifer Kernaghan, each of whom are Canadian citizens residing in the Province of Ontario (collectively, the “Reporting Persons”), relating to common shares, no par value (the “Common Shares”), of Obsidian Energy Ltd., a corporation organized and existing under the laws of Alberta, Canada (the “Issuer”). This Statement amends and supplements the initial statement on Schedule 13D, filed on October 16, 2017 (the “Original Statement”) by the Reporting Persons. The Original Statement is hereby amended as follows.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 504,329,838 Common Shares of the Issuer reported to be outstanding as of December 4, 2017 as reported by the Toronto Stock Exchange. The information disclosed in response to Item 2 in the Original Statement is incorporated by reference herein.

1.	Edward J. Kernaghan
a.	Amount beneficially owned: 33,563,875 Common Shares
b.	Percent of class: 6.66%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 10,025,500
ii.	Shared power to vote or to direct the vote: 23,538,375
iii.	Sole power to dispose or to direct the disposition of: 10,025,500
iv.	Shared power to dispose or to direct the disposition of: 23,538,375

Includes (i) 10,025,500 Common Shares held directly by Edward J. Kernaghan, (ii) 18,956,700 Common Shares held directly by Kernwood, which Edward J. Kernaghan directly controls as the controlling shareholder, (iii) 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan is a shareholder, (iv) 282,975 Common Shares held directly by Edward H. Kernaghan, which Edward J. Kernaghan indirectly shares control of, (v) 2,750,500 Common Shares held directly by Alice Kernaghan, which Edward J. Kernaghan indirectly shares control of, (vi) 1,548,200 Common Shares held directly by Elizabeth Kernaghan, which Edward J. Kernaghan indirectly shares control of, and (vii) 32,000 Common Shares held directly by Jennifer Kernaghan, which Edward J. Kernaghan indirectly shares control of.

2.	Kernwood
a.	Amount beneficially owned: 18,956,700 Common Shares
b.	Percent of class: 3.76%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 18,956,700
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 18,956,700

Includes 18,956,700 Common Shares held directly by Kernwood, which Edward J. Kernaghan is deemed to control.

3.	Principia
a.	Amount beneficially owned: 71,500 Common Shares
b.	Percent of class: 0.01%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 71,500
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 71,500

CUSIP No. 674482104	13D	Page 9 of 11

Includes 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan and Edward H. Kernaghan are deemed to share control.

4.	Edward H. Kernaghan
a.	Amount beneficially owned: 282,975 Common Shares
b.	Percent of class: 0.06%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 282,975
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 282,975

Includes (i) 179,475 Common Shares held directly by Edward H. Kernaghan, (ii) 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan is a shareholder and (iii) 32,000 Common Shares held directly by Jennifer Kernaghan, of which Edward H. Kernaghan indirectly shares control.

5.	Alice Kernaghan
a.	Amount beneficially owned: 2,750,500 Common Shares
b.	Percent of class: 0.55%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 2,750,500
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 2,750,500

Includes 2,750,500 Common Shares held directly by Alice Kernaghan, of which Edward J. Kernaghan indirectly shares control.

6.	Elizabeth Kernaghan
a.	Amount beneficially owned: 1,548,200 Common Shares
b.	Percent of class: 0.31%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,548,200
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,548,200

Includes 1,548,200 Common Shares held directly by Elizabeth Kernaghan, of which Edward J. Kernaghan indirectly shares control.

7.	Jennifer Kernaghan
a.	Amount beneficially owned: 32,000 Common Shares
b.	Percent of class: 0.01%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 32,000
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 32,000

Includes 32,000 Common Shares held directly by Jennifer Kernaghan, of which Edward J. Kernaghan and Edward H. Kernaghan indirectly share control.

Kernwood has made the following open-market purchases of Common Shares of the Issuer during the past 60 days on the Toronto Stock Exchange (excluding purchases disclosed in the Original Statement):

CUSIP No. 674482104	13D	Page 10 of 11

Date	Purchaser	Number of Shares	Price Per Share
October 16, 2017	Kernwood	150,000	CDN $1.3113
October 17, 2017	Kernwood	323,200	CDN $1.2895
October 19, 2017	Kernwood	354,400	CDN $1.2730
October 20, 2017	Kernwood	100,000	CDN $1.2499
October 23, 2017	Kernwood	100,000	CDN $1.2600
October 24, 2017	Kernwood	73,200	CDN $1.2555
October 25, 2017	Kernwood	250,000	CDN $1.2440
October 26, 2017	Kernwood	169,800	CDN $1.2399
October 27, 2017	Kernwood	268,700	CDN $1.2469
November 3, 2017	Kernwood	217,000	CDN $1.4563
November 6, 2017	Kernwood	283,000	CDN $1.5121
November 7, 2017	Kernwood	69,200	CDN $1.4900
November 8, 2017	Kernwood	350,000	CDN $1.5390
November 14, 2017	Kernwood	513,500	CDN $1.4630
November 15, 2017	Kernwood	752,600	CDN $1.5150
November 16, 2017	Kernwood	366,000	CDN $1.5730
November 21, 2017	Kernwood	249,900	CDN $1.6832
November 27, 2017	Kernwood	260,000	CDN $1.6434
November 29, 2017	Kernwood	61,100	CDN $1.5900
November 30, 2017	Kernwood	202,500	CDN $1.6500
December 1, 2017	Kernwood	146,000	CDN $1.6601
December 4, 2017	Kernwood	758,000	CDN $1.6023

Other than the foregoing transactions and any transactions disclosed in the Original Statement, none of the Reporting Persons has effected any transaction in Common Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 674482104	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 5, 2017
EDWARD J. KERNAGHAN

/s/ Edward J. Kernaghan

EDWARD H. KERNAGHAN

/s/ Edward H. Kernaghan

ALICE KERNAGHAN

/s/ Alice Kernaghan

ELIZABETH KERNAGHAN

/s/Elizabeth Kernaghan

JENNIFER KERNAGHAN

/s/ Jennifer Kernaghan

KERNWOOD LIMITED

By:	/s/ Edward H. Kernaghan
Name:	EDWARD H. KERNAGHAN
Title:	President

PRINCIPIA RESEARCH INC.

By:	/s/ Edward H. Kernaghan
Name:	EDWARD H. KERNAGHAN
Title:	President